

IFC | International Finance Corporation
World Bank Group





File No. 83-5
Regulation IFC: Rule 3

February 4, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its Discount Notes, dated February 4, 2011.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Wolfram Fischer

Wolfram Fischer
Chief Counsel

Attachments

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

in respect of its
Discount Notes

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: February 4, 2011

The following information regarding International Finance Corporation's (the "Corporation") Discount Notes (the "Discount Notes") is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents.

The Corporation intends to offer unsecured Discount Notes on a continuous basis with maturities of 360 days or less at a discount for public distribution through the addition of two dealers to a group of dealers (the "Selling Group") consisting of Barclays Capital Inc., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities Inc. and UBS Securities LLC (the "Dealers"). The additional dealers are Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Additional Dealers"). The relevant documentation for the Discount Notes includes the Information Statement dated November 16, 2010; the updated Offering Circular dated February 2, 2011 (the "Offering Circular"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

The Federal Reserve Bank of New York acts as fiscal agent (the "Fiscal Agent") of the Corporation with respect to Discount Notes pursuant to a uniform fiscal agency agreement effective as of July 20, 2006 (as amended and supplemented from time to time, the "Fiscal Agency Agreement") between the Corporation and the Federal Reserve Bank of New York.


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Item 1. Description of Obligations

See, generally, the Offering Circular.

(a) Title and Date

The Discount Notes will be offered in denominations of $100,000 and additional integral multiples of $1,000. The Discount Notes will be issued in book-entry form only. The Discount Notes will have maturities of 360 days or less.

On original issuance, all Discount Notes will be issued through the office of the Fiscal Agent in New York. Discount Notes will be held by Holding Institutions designated by the Dealers, including JP Morgan Chase Bank N.A. and Citibank N.A. as depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, respectively. After original issuance, Discount Notes will continue to be held by such Holding Institutions

unless a purchaser arranges for the transfer of its Discount Notes to another Holding Institution. Payment of the purchase price for Discount Notes and payment of Discount Notes at maturity are to be made in immediately available funds to accounts of Holding Institutions.

The Federal Reserve Bank of New York will take delivery of and hold Discount Notes as record owner and custodian, but only for other Federal Reserve Banks and Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Discount Notes through their respective Federal Reserve Bank or Branch. A Holding Institution is a depository institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch. Transfers of Discount Notes between Holding Institutions can be made through the Federal Reserve Communications System.

The aggregate holdings of Discount Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Discount Notes. Federal Reserve Banks will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Corporation, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Discount Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Discount Notes. The Federal Reserve Banks will not record pledges of Discount Notes.



(b) Interest Rate/Interest Payment Date

Each Discount Note will, except as set forth below, be a non-interest bearing obligation sold at a discount from the face amount thereof and with the face amount thereof payable in full on the maturity date thereof. The purchase price to the public for each such Discount Note sold on a discounted basis shall be the difference between the face amount of the Discount Note and the amount arrived at by dividing by 360 the product of:

(a) the face amount of the Discount Note multiplied by the percentage rate of discount applicable to the Note (said percentage rate of discount being hereinafter called the "Discount Rate") multiplied by

(b) the actual number of days the Discount Note will be outstanding (including the date of issue but excluding the maturity date).

At the request of a member of the Selling Group, IFC will, instead of issuing a Discount Note, issue to such member of the Selling Group an interest-bearing Note at a purchase price equal to 100% of the principal amount thereof. In such case, the interest rate borne by the Discount Note (the "Interest Rate") will be a percentage rate of interest that will be equal to the "yield to maturity" that would have been produced by the Discount Note had the Discount Note been sold on a discounted basis at the applicable Discount Rate for the maturity date thereof, such interest rate to be computed by the member of the Selling Group and such computation to be subject to the approval of IFC. The principal amount of each interest bearing Discount Note, together with interest accrued thereon to the maturity date thereof, will be payable in full on the maturity date thereof.

(c) Maturity Date

The maturity date for each Discount Note will be specified in the records maintained by the Fiscal Agent. Maturity dates shall not include Saturdays, Sundays or other days on which the Fiscal Agent is closed for business. In addition to such dates, IFC may from time to time, in IFC's sole discretion, advise the Selling Group orally of other dates within the authorized maturity range that are not eligible as maturity dates.


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(d) Redemption Provisions/Amortization Provisions

The redemption price will be the face amount thereof and, in the case of interest-bearing Discount Notes, the principal amount thereof plus accrued interest thereon to the maturity date thereof. In the event that the Fiscal Agent is closed for business on the maturity date, the maturity date shall be deemed to be the next day on which the Fiscal Agent is open for business, but without any adjustment to the amount payable on the Discount Notes.

(e) Kind and Priority of Liens

N/A

(f) Priority of Obligations.

N/A


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(g) Amendment of Terms.

N/A

(h) Other Material Provisions.

N/A

(i) Agents.

The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

(a) Plan of Distribution.

The Discount Notes are offered on a continuous basis through members of the Selling Group.

(b) Stabilization Provisions.

N/A

(c) Responsibility of Each Underwriter/Withholding of Commissions.

N/A

Item 3. Distribution Spread

A member of the Selling Group is paid a concession (which is deducted from the purchase price) for each Discount Note sold to such member of the Selling Group that is determined by multiplying the face amount (or the principal amount) of such Discount Note by 0.03% multiplied by the

actual number of days such Discount Note will be outstanding (including the date of issue but excluding the maturity date) divided by 360 days.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Except for the concession to the members of the Selling Group described in Item 3, there are no discounts or commissions to sub-underwriters or dealers. No portion of such concession may be re-allowed except as expressly authorized by IFC.

Item 5. Other Expenses of Distribution

The Corporation will not impose fees in respect of Discount Notes. However, owners of Discount Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such Discount Notes are held.

Item 6. Application of Proceeds

The net proceeds to the Corporation from the sale of the Discount Notes will be used in the general operations of the Corporation.


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Item 7. Exhibits

A. Information Statement (November 16, 2010);[1]

B. Uniform Fiscal Agency Agreement (effective July 20, 2006);[2] and

C. Offering Circular (February 2, 2011).


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---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 16, 2010

2 Filed on August 14, 2006.

EXHIBIT C

Offering Circular


IFC
INTERNATIONAL FINANCE CORPORATION


RECEIVED
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211

International Finance Corporation

DISCOUNT NOTES

The International Finance Corporation (the "Corporation"), intends to offer on a continuous basis notes ("Discount Notes") with maturities of 360 days or less at a discount. The Discount Notes are offered through a group of dealers consisting of Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and UBS Securities LLC (the "Dealers"). The Discount Notes may be offered in the United States and Eurodollar markets. The Dealers will not accept any customer's order for Discount Notes to be issued by the Corporation for less than $100,000 aggregate face amount per maturity date. Discount Notes will be issued only in uncertificated book-entry form and are available in denominations of $1,000 and integral multiples thereof. The maturities of Discount Notes offered by the Corporation and the discount rate for various maturities will be established from time to time by the Corporation. Information as to the maturities available and such discount rates (as well as the corresponding interest rates for Discount Notes to be sold on an interest-bearing basis) may be obtained from the Dealers.

Each of the Dealers has undertaken to the Corporation to use its best efforts to facilitate secondary market transactions in the Discount Notes.

The Federal Reserve Bank of New York acts as Fiscal Agent of the Corporation with respect to Discount Notes pursuant to a Fiscal Agency Agreement. On original issuance, all Discount Notes will be issued through the office of the Fiscal Agent in New York. Discount Notes will be held by Holding Institutions designated by the Dealers, including JPMorgan Chase Bank, N.A. and Citibank, N.A. as depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, sociétè anonyme, respectively. After original issuance, Discount Notes will continue to be held by such Holding Institutions unless a purchaser arranges for the transfer of its Discount Notes to another Holding Institution. Payment of the purchase price for Discount Notes and payment of Discount Notes at maturity are to be made in immediately available funds to accounts of Holding Institutions.

The Discount Notes are not the obligations of the International Bank for Reconstruction and Development or of any government.

The validity and the terms and conditions of the Discount Notes will be governed by the law of the State of New York.

February 2, 2011

Book-entry System

The Federal Reserve Bank of New York will take delivery of and hold Discount Notes as record owner and custodian, but only for other Federal Reserve Banks and Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Discount Notes through their respective Federal Reserve Bank or Branch. A Holding Institution is a depository institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch. Transfers of Discount Notes between Holding Institutions can be made through the Federal Reserve Communications System.

The aggregate holdings of Discount Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Discount Notes. Federal Reserve Banks will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Corporation, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Discount Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Discount Notes. The Federal Reserve Banks will not record pledges of Discount Notes.

The Corporation will not impose fees in respect of Discount Notes. However, owners of Discount Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such Discount Notes are held.

United States Membership in the Corporation

The United States became a shareholder of the Corporation pursuant to an Act of Congress (the "International Finance Corporation Act", 22 U.S.C. §§ 282 et seq.). The United States is the Corporation's largest shareholder, having 24.03% of its shares and 23.59% of the total voting power at June 30, 2010. Each member country, including the United States has one representative on the Corporation's Board of Governors. The Corporation is an instrumentality of its member governments including the United States Government.

Eligibility for Investment

The Discount Notes may be accepted as security for all fiduciary, trust, and public funds, the investment or deposit of which are under the authority and control of the United States or any officers thereof (31 C.F.R. § 202.6(b)). The Discount Notes are also acceptable as collateral for Treasury tax and loan accounts, subject to applicable margin adjustments (31 C.F.R. § 203.21(d)).

National banks and state member banks of the Federal Reserve System may, under Federal law, deal in the Discount Notes without limitation and may hold Discount Notes for their own account subject to a limit of 10% of their unimpaired capital and surplus (12 U.S.C. § 24 (Seventh)). Surplus and reserve funds of Federal Home Loan Banks may be invested in the Discount Notes if obligations of the Corporation are eligible investments for fiduciary and trust funds under the laws of the state where the Federal Home Loan Bank is located (12 U.S.C. §§ 1431(h) and 143[illegible]).

Approval of the United States Government

As required by its Articles of Agreement (the "Articles"), the Corporation has obtained the approval of the United States Government for the raising of funds in or outside the United States through the issuance of the Discount Notes.

Status Under Securities Acts

Under the provisions of Section 13(a) of the International Finance Corporation Act, as amended, the Discount Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act of 1933, as amended, and Section 3(a)(12) of the Securities Exchange Act of 1934, as amended.

Validity of the Discount Notes

The validity of the Discount Notes has been passed upon by the Vice President and General Counsel of the Corporation and by Sullivan & Cromwell LLP, counsel for the Dealers, who, with respect to certain matters, have relied upon the opinion of the counsel of the Corporation. The opinions of counsel of the Corporation and of Sullivan & Cromwell LLP are conditioned upon, and subject to certain assumptions regarding, future action required to be taken by the Corporation in connection with the issuance and sale of any particular Discount Note and other matters which cannot be ascertained on the date of their opinions.

Use of Proceeds

The net proceeds to the Corporation from the sale of Discount Notes will be used in the general operations of the Corporation.

Tax Matters

The following is a summary of the provisions of the Articles affecting the taxation of Discount Notes and of certain anticipated United States Federal income, withholding and estate tax consequences resulting from the ownership of Discount Notes. This is a limited summary based upon certain generally applicable United States Federal income, withholding and estate tax laws as now in effect and as currently interpreted and does not include any description of the tax laws of any state, local or foreign government that may apply. It is not intended as tax advice to any person, and all persons considering the purchase of Discount Notes should consult their own tax counsel or other expert.

Discount Notes and the interest and original issue discount ("OID") thereon generally will be subject to taxation, including United States Federal income and estate taxation. Under the Internal Revenue Code of 1986, as amended (the "Code"), a United States citizen or resident alien individual, as well as a United States domestic corporation, trust or estate, will be taxable on the interest and OID accrued or received with respect to Discount Notes depending on such taxpayer's method of accounting and any special rules applicable to such taxpayer. Accrual-basis taxpayers generally will be required to include OID in income ratably over the period in which a Discount Note is held, under methods provided in the Code. For cash-basis taxpayers generally, OID will not be subject to ratable inclusion, but gain on the sale or redemption of Discount Notes will be treated as ordinary income to the extent of the OID attributable to the period during which the selling taxpayer held such Discount Notes.

The United States Treasury Department has issued to the Corporation a ruling dated February 14, 1992 (the "Ruling") regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Corporation. The Ruling provides that interest paid by the Corporation on such securities, including accrued OID, constitutes income from sources outside the United States.

Under the Ruling, the Corporation's payments of interest and original issue discount ordinarily would not be subject to United States Federal income tax, if paid to a nonresident alien individual (or foreign estate or trust) or to a foreign corporation, whether or not such person is

engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such payments would be subject to United States Federal income tax if: (a) such payments are derived by such person in the active conduct of a banking, financing or similar business within the United States or are received by a corporation the principal business of which is trading in stock or securities for its own account, and in either case such payments are attributable to an office or other fixed place of business of such person within the United States; or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such payments are attributable to its United States business.

The Corporation's Articles provide that the Corporation's securities and interest, if any, thereon are not subject to any tax by a member (a) which tax discriminates against the securities solely because they are issued by the Corporation or (b) if the sole jurisdictional basis for the tax is the place or currency in which the securities are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation. The imposition of United States Federal income tax in the manner described above is not inconsistent with the Corporation's Articles.

Under its Articles, the Corporation is not under any obligation to withhold or pay any taxes on any interest on the securities it issues. The Ruling accordingly determined that neither the Corporation nor an agent appointed by it for the purpose of paying interest on securities issued by the Corporation is required to withhold tax on interest paid by the Corporation. Payments of interest and accrued OID on Discount Notes will be made by the Fiscal Agent without deduction in respect of any such tax.

Furthermore, neither the Corporation nor, under regulations effective January 1, 2001, the Fiscal Agent is subject to the reporting requirements that are imposed by United States tax law with respect to certain payments of interest and principal and accruals of OID on debt obligations. Neither the Corporation nor the Fiscal Agent is required to implement backup withholding with respect to such payments and accruals. However, the Fiscal Agent may file information returns with the Internal Revenue Service with respect to payments of interest and principal and accruals of OID within the United States to certain non-corporate United States persons as if such returns were required of it.

In addition, brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments of interest and principal and accruals of OID on Discount Notes held for the account of certain non-corporate United States persons. Foreign persons holding Discount Notes within the United States through such intermediaries may be required to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of payments and accruals on such Discount Notes.

In the case of United States Federal estate tax, the Rulings determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Corporation are deemed to be situated outside the United States for purposes of the United States Federal estate tax and are not includable in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.


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Availability of Information

The Corporation prepares:

(a) unaudited quarterly financial statements and audited annual financial statements;

(b) an annual information statement (the "Information Statement") which describes the Corporation, including its capital, operations and administration, the Articles, the Corporation's legal status, and its principal financial policies, and contains the Corporation's most recent audited financial statements; and

(c) an annual report that includes a description of the Corporation's operations and results for the relevant fiscal year.

The Corporation is subject to certain information requirements of Regulation IFC, promulgated by the U.S. Securities and Exchange Commission (the "Commission") under the United States International Finance Corporation Act of 1955, as amended, and in accordance therewith files with the Commission its unaudited quarterly and audited annual financial statements and its most recent Information Statement and annual report (collectively the "IFC Information").

The IFC Information may be inspected and copies may be obtained (at prescribed rates) from the Commission at 100 F Street, N.E., Washington, DC 20549. Copies of the IFC Information also will be available without charge from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington, DC 20433.

Incorporation by Reference

The Information Statement dated November 16, 2010, including the Corporation's audited annual financial statements as of June 30, 2010, and any Information Statement and any quarterly or annual financial statements filed by the Corporation pursuant to Regulation IFC subsequent to November 16, 2010 and prior to the termination of the offering of Discount Notes under this Offering Circular shall be deemed to be incorporated by reference into this Offering Circular and to be a part hereof.

Any statement contained in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.



IFC | International Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 3

February 4, 2011


SEC MAIL PROCESSING
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U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its Discount Notes, dated February 4, 2011.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Wolfram Fischer

Wolfram Fischer
Chief Counsel

Attachments

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

in respect of its
Discount Notes

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: February 4, 2011


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The following information regarding International Finance Corporation's (the "Corporation") Discount Notes (the "Discount Notes") is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents.

The Corporation intends to offer unsecured Discount Notes on a continuous basis with maturities of 360 days or less at a discount for public distribution through the addition of two dealers to a group of dealers (the "Selling Group") consisting of Barclays Capital Inc., Credit Suisse Securities (USA) LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities Inc. and UBS Securities LLC (the "Dealers"). The additional dealers are Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Additional Dealers"). The relevant documentation for the Discount Notes includes the Information Statement dated November 16, 2010; the updated Offering Circular dated February 2, 2011 (the "Offering Circular"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

The Federal Reserve Bank of New York acts as fiscal agent (the "Fiscal Agent") of the Corporation with respect to Discount Notes pursuant to a uniform fiscal agency agreement effective as of July 20, 2006 (as amended and supplemented from time to time, the "Fiscal Agency Agreement") between the Corporation and the Federal Reserve Bank of New York.

Item 1. Description of Obligations

See, generally, the Offering Circular.

(a) Title and Date

The Discount Notes will be offered in denominations of $100,000 and additional integral multiples of $1,000. The Discount Notes will be issued in book-entry form only. The Discount Notes will have maturities of 360 days or less.

On original issuance, all Discount Notes will be issued through the office of the Fiscal Agent in New York. Discount Notes will be held by Holding Institutions designated by the Dealers, including JP Morgan Chase Bank N.A. and Citibank N.A. as depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, respectively. After original issuance, Discount Notes will continue to be held by such Holding Institutions

unless a purchaser arranges for the transfer of its Discount Notes to another Holding Institution. Payment of the purchase price for Discount Notes and payment of Discount Notes at maturity are to be made in immediately available funds to accounts of Holding Institutions.

The Federal Reserve Bank of New York will take delivery of and hold Discount Notes as record owner and custodian, but only for other Federal Reserve Banks and Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Discount Notes through their respective Federal Reserve Bank or Branch. A Holding Institution is a depository institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch. Transfers of Discount Notes between Holding Institutions can be made through the Federal Reserve Communications System.

The aggregate holdings of Discount Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Discount Notes. Federal Reserve Banks will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Corporation, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Discount Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Discount Notes. The Federal Reserve Banks will not record pledges of Discount Notes.

(b) Interest Rate/Interest Payment Date

Each Discount Note will, except as set forth below, be a non-interest bearing obligation sold at a discount from the face amount thereof and with the face amount thereof payable in full on the maturity date thereof. The purchase price to the public for each such Discount Note sold on a discounted basis shall be the difference between the face amount of the Discount Note and the amount arrived at by dividing by 360 the product of:


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(a) the face amount of the Discount Note multiplied by the percentage rate of discount applicable to the Note (said percentage rate of discount being hereinafter called the "Discount Rate") multiplied by

(b) the actual number of days the Discount Note will be outstanding (including the date of issue but excluding the maturity date).

At the request of a member of the Selling Group, IFC will, instead of issuing a Discount Note, issue to such member of the Selling Group an interest-bearing Note at a purchase price equal to 100% of the principal amount thereof. In such case, the interest rate borne by the Discount Note (the "Interest Rate") will be a percentage rate of interest that will be equal to the "yield to maturity" that would have been produced by the Discount Note had the Discount Note been sold on a discounted basis at the applicable Discount Rate for the maturity date thereof, such interest rate to be computed by the member of the Selling Group and such computation to be subject to the approval of IFC. The principal amount of each interest bearing Discount Note, together with interest accrued thereon to the maturity date thereof, will be payable in full on the maturity date thereof.

(c) Maturity Date

The maturity date for each Discount Note will be specified in the records maintained by the Fiscal Agent. Maturity dates shall not include Saturdays, Sundays or other days on which the Fiscal Agent is closed for business. In addition to such dates, IFC may from time to time, in IFC's sole discretion, advise the Selling Group orally of other dates within the authorized maturity range that are not eligible as maturity dates.

(d) Redemption Provisions/Amortization Provisions

The redemption price will be the face amount thereof and, in the case of interest-bearing Discount Notes, the principal amount thereof plus accrued interest thereon to the maturity date thereof. In the event that the Fiscal Agent is closed for business on the maturity date, the maturity date shall be deemed to be the next day on which the Fiscal Agent is open for business, but without any adjustment to the amount payable on the Discount Notes.



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(e) Kind and Priority of Liens

N/A

(f) Priority of Obligations.

N/A

(g) Amendment of Terms.

N/A

(h) Other Material Provisions.

N/A

(i) Agents.

The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

(a) Plan of Distribution.

The Discount Notes are offered on a continuous basis through members of the Selling Group.

(b) Stabilization Provisions.

N/A

(c) Responsibility of Each Underwriter/Withholding of Commissions.

N/A

Item 3. Distribution Spread

A member of the Selling Group is paid a concession (which is deducted from the purchase price) for each Discount Note sold to such member of the Selling Group that is determined by multiplying the face amount (or the principal amount) of such Discount Note by 0.03% multiplied by the

actual number of days such Discount Note will be outstanding (including the date of issue but excluding the maturity date) divided by 360 days.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Except for the concession to the members of the Selling Group described in Item 3, there are no discounts or commissions to sub-underwriters or dealers. No portion of such concession may be re-allowed except as expressly authorized by IFC.

Item 5. Other Expenses of Distribution

The Corporation will not impose fees in respect of Discount Notes. However, owners of Discount Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such Discount Notes are held.

Item 6. Application of Proceeds

The net proceeds to the Corporation from the sale of the Discount Notes will be used in the general operations of the Corporation.



Item 7. Exhibits

A. Information Statement (November 16, 2010);[1]

B. Uniform Fiscal Agency Agreement (effective July 20, 2006);[2] and

C. Offering Circular (February 2, 2011).


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1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 16, 2010

2 Filed on August 14, 2006.

EXHIBIT C

Offering Circular


IFC
INTERNATIONAL FINANCE CORPORATION


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International Finance Corporation

DISCOUNT NOTES

The International Finance Corporation (the "Corporation"), intends to offer on a continuous basis notes ("Discount Notes") with maturities of 360 days or less at a discount. The Discount Notes are offered through a group of dealers consisting of Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., HSBC Securities (USA) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and UBS Securities LLC (the "Dealers"). The Discount Notes may be offered in the United States and Eurodollar markets. The Dealers will not accept any customer's order for Discount Notes to be issued by the Corporation for less than $100,000 aggregate face amount per maturity date. Discount Notes will be issued only in uncertificated book-entry form and are available in denominations of $1,000 and integral multiples thereof. The maturities of Discount Notes offered by the Corporation and the discount rate for various maturities will be established from time to time by the Corporation. Information as to the maturities available and such discount rates (as well as the corresponding interest rates for Discount Notes to be sold on an interest-bearing basis) may be obtained from the Dealers.

Each of the Dealers has undertaken to the Corporation to use its best efforts to facilitate secondary market transactions in the Discount Notes.

The Federal Reserve Bank of New York acts as Fiscal Agent of the Corporation with respect to Discount Notes pursuant to a Fiscal Agency Agreement. On original issuance, all Discount Notes will be issued through the office of the Fiscal Agent in New York. Discount Notes will be held by Holding Institutions designated by the Dealers, including JPMorgan Chase Bank, N.A. and Citibank, N.A. as depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, respectively. After original issuance, Discount Notes will continue to be held by such Holding Institutions unless a purchaser arranges for the transfer of its Discount Notes to another Holding Institution. Payment of the purchase price for Discount Notes and payment of Discount Notes at maturity are to be made in immediately available funds to accounts of Holding Institutions.

The Discount Notes are not the obligations of the International Bank for Reconstruction and Development or of any government.

The validity and the terms and conditions of the Discount Notes will be governed by the law of the State of New York.

February 2, 2011



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Book-entry System

The Federal Reserve Bank of New York will take delivery of and hold Discount Notes as record owner and custodian, but only for other Federal Reserve Banks and Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Discount Notes through their respective Federal Reserve Bank or Branch. A Holding Institution is a depository institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch. Transfers of Discount Notes between Holding Institutions can be made through the Federal Reserve Communications System.

The aggregate holdings of Discount Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Discount Notes. Federal Reserve Banks will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Corporation, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Discount Notes, Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain such Discount Notes. The Federal Reserve Banks will not record pledges of Discount Notes.

The Corporation will not impose fees in respect of Discount Notes. However, owners of Discount Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such Discount Notes are held.

United States Membership in the Corporation

The United States became a shareholder of the Corporation pursuant to an Act of Congress (the "International Finance Corporation Act", 22 U.S.C. §§ 282 et seq.). The United States is the Corporation's largest shareholder, having 24.03% of its shares and 23.59% of the total voting power at June 30, 2010. Each member country, including the United States has one representative on the Corporation's Board of Governors. The Corporation is an instrumentality of its member governments including the United States Government.

Eligibility for Investment

The Discount Notes may be accepted as security for all fiduciary, trust, and public funds, the investment or deposit of which are under the authority and control of the United States or any officers thereof (31 C.F.R. § 202.6(b)). The Discount Notes are also acceptable as collateral for Treasury tax and loan accounts, subject to applicable margin adjustments (31 C.F.R. § 203.21(d)).

National banks and state member banks of the Federal Reserve System may, under Federal law, deal in the Discount Notes without limitation and may hold Discount Notes for their own account subject to a limit of 10% of their unimpaired capital and surplus (12 U.S.C. § 24 (Seventh)). Surplus and reserve funds of Federal Home Loan Banks may be invested in the Discount Notes if obligations of the Corporation are eligible investments for fiduciary and trust funds under the laws of the state where the Federal Home Loan Bank is located (12 U.S.C. §§ 1431(h) and 1436(a)).

Approval of the United States Government

As required by its Articles of Agreement (the "Articles"), the Corporation has obtained the approval of the United States Government for the raising of funds in or outside the United States through the issuance of the Discount Notes.

Status Under Securities Acts

Under the provisions of Section 13(a) of the International Finance Corporation Act, as amended, the Discount Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act of 1933, as amended, and Section 3(a)(12) of the Securities Exchange Act of 1934, as amended.

Validity of the Discount Notes

The validity of the Discount Notes has been passed upon by the Vice President and General Counsel of the Corporation and by Sullivan & Cromwell LLP, counsel for the Dealers, who, with respect to certain matters, have relied upon the opinion of the counsel of the Corporation. The opinions of counsel of the Corporation and of Sullivan & Cromwell LLP are conditioned upon, and subject to certain assumptions regarding, future action required to be taken by the Corporation in connection with the issuance and sale of any particular Discount Note and other matters which cannot be ascertained on the date of their opinions.


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Use of Proceeds

The net proceeds to the Corporation from the sale of Discount Notes will be used in the general operations of the Corporation.

Tax Matters

The following is a summary of the provisions of the Articles affecting the taxation of Discount Notes and of certain anticipated United States Federal income, withholding and estate tax consequences resulting from the ownership of Discount Notes. This is a limited summary based upon certain generally applicable United States Federal income, withholding and estate tax laws as now in effect and as currently interpreted and does not include any description of the tax laws of any state, local or foreign government that may apply. It is not intended as tax advice to any person, and all persons considering the purchase of Discount Notes should consult their own tax counsel or other expert.

Discount Notes and the interest and original issue discount ("OID") thereon generally will be subject to taxation, including United States Federal income and estate taxation. Under the Internal Revenue Code of 1986, as amended (the "Code"), a United States citizen or resident alien individual, as well as a United States domestic corporation, trust or estate, will be taxable on the interest and OID accrued or received with respect to Discount Notes depending on such taxpayer's method of accounting and any special rules applicable to such taxpayer. Accrual-basis taxpayers generally will be required to include OID in income ratably over the period in which a Discount Note is held, under methods provided in the Code. For cash-basis taxpayers generally, OID will not be subject to ratable inclusion, but gain on the sale or redemption of Discount Notes will be treated as ordinary income to the extent of the OID attributable to the period during which the selling taxpayer held such Discount Notes.

The United States Treasury Department has issued to the Corporation a ruling dated February 14, 1992 (the "Ruling") regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Corporation. The Ruling provides that interest paid by the Corporation on such securities, including accrued OID, constitutes income from sources outside the United States.

Under the Ruling, the Corporation's payments of interest and original issue discount ordinarily would not be subject to United States Federal income tax, if paid to a nonresident alien individual (or foreign estate or trust) or to a foreign corporation, whether or not such person is

engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such payments would be subject to United States Federal income tax if: (a) such payments are derived by such person in the active conduct of a banking, financing or similar business within the United States or are received by a corporation the principal business of which is trading in stock or securities for its own account, and in either case such payments are attributable to an office or other fixed place of business of such person within the United States; or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such payments are attributable to its United States business.

The Corporation's Articles provide that the Corporation's securities and interest, if any, thereon are not subject to any tax by a member (a) which tax discriminates against the securities solely because they are issued by the Corporation or (b) if the sole jurisdictional basis for the tax is the place or currency in which the securities are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation. The imposition of United States Federal income tax in the manner described above is not inconsistent with the Corporation's Articles.

Under its Articles, the Corporation is not under any obligation to withhold or pay any taxes on any interest on the securities it issues. The Ruling accordingly determined that neither the Corporation nor an agent appointed by it for the purpose of paying interest on securities issued by the Corporation is required to withhold tax on interest paid by the Corporation. Payments of interest and accrued OID on Discount Notes will be made by the Fiscal Agent without deduction in respect of any such tax.

Furthermore, neither the Corporation nor, under regulations effective January 1, 2001, the Fiscal Agent is subject to the reporting requirements that are imposed by United States tax law with respect to certain payments of interest and principal and accruals of OID on debt obligations. Neither the Corporation nor the Fiscal Agent is required to implement backup withholding with respect to such payments and accruals. However, the Fiscal Agent may file information returns with the Internal Revenue Service with respect to payments of interest and principal and accruals of OID within the United States to certain non-corporate United States persons as if such returns were required of it.

In addition, brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments of interest and principal and accruals of OID on Discount Notes held for the account of certain non-corporate United States persons. Foreign persons holding Discount Notes within the United States through such intermediaries may be required to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of payments and accruals on such Discount Notes.

In the case of United States Federal estate tax, the Rulings determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Corporation are deemed to be situated outside the United States for purposes of the United States Federal estate tax and are not includable in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.



Availability of Information

The Corporation prepares:

(a) unaudited quarterly financial statements and audited annual financial statements;

(b) an annual information statement (the "Information Statement") which describes the Corporation, including its capital, operations and administration, the Articles, the Corporation's legal status, and its principal financial policies, and contains the Corporation's most recent audited financial statements; and

(c) an annual report that includes a description of the Corporation's operations and results for the relevant fiscal year.

The Corporation is subject to certain information requirements of Regulation IFC, promulgated by the U.S. Securities and Exchange Commission (the "Commission") under the United States International Finance Corporation Act of 1955, as amended, and in accordance therewith files with the Commission its unaudited quarterly and audited annual financial statements and its most recent Information Statement and annual report (collectively the "IFC Information").

The IFC Information may be inspected and copies may be obtained (at prescribed rates) from the Commission at 100 F Street, N.E., Washington, DC 20549. Copies of the IFC Information also will be available without charge from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington, DC 20433.

Incorporation by Reference

The Information Statement dated November 16, 2010, including the Corporation's audited annual financial statements as of June 30, 2010, and any Information Statement and any quarterly or annual financial statements filed by the Corporation pursuant to Regulation IFC subsequent to November 16, 2010 and prior to the termination of the offering of Discount Notes under this Offering Circular shall be deemed to be incorporated by reference into this Offering Circular and to be a part hereof.

Any statement contained in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.


SEC MAIL PROCESSING
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FEB 0 4 2011
WASH, D.C.
211
SECTION